Filed Pursuant to Rule 433 of the Securities Act

Registration No. 333-279982

July 6, 2026

Final Pricing Terms

Energy Transfer LP

$650,000,000 Series 2026A Junior Subordinated Notes due 2057

$1,100,000,000 Series 2026B Junior Subordinated Notes due 2057

Security:

Series 2026A Junior Subordinated Notes due 2057 (the “Series 2026A Notes”)

Series 2026B Junior Subordinated Notes due 2057 (the “Series 2026B Notes” and, together with the Series 2026A Notes, the “Notes”)

Issuer:	Energy Transfer LP

Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BB+ / BB+

Form:	SEC Registered

Pricing Date:	July 6, 2026

Settlement Date (T+10):	July 20, 2026. We expect that delivery of the Notes will be made against payment therefor on or about July 20, 2026, which will be the tenth business day following the date hereof. This settlement cycle is referred to as “T+10.” Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the date that is one business day preceding the settlement date, will be required, by virtue of the fact that the Notes initially will settle T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade Notes prior to the date that is one business day preceding the settlement date should consult their own advisors.

Net Proceeds (before offering expenses):	$1,732,500,000

Ranking:	The Notes will be our unsecured obligations and will rank junior and subordinate in right of payment to the prior payment in full of our existing and future Senior Indebtedness (as defined in the Preliminary Prospectus Supplement dated July 6, 2026 relating to the Notes (the “Preliminary Prospectus”)), to the extent and in the manner set forth under “Description of the Notes—Subordination” in the Preliminary Prospectus. The Notes will rank equally in right of payment with our existing 2006 Series A Junior Subordinated Notes Due 2066, our existing 8.000% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054, our existing 7.125% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054, our existing 6.500% Series 2025A Junior Subordinated Notes due 2056, our existing 6.750% Series 2025B Junior Subordinated Notes due 2056 and with any future unsecured indebtedness that we may incur from time to time if the terms of such indebtedness provide that it ranks equally with the Notes in right of payment. The Notes will be effectively subordinated in right of payment to any secured indebtedness we have incurred or may incur (to the extent of the value of the collateral securing such secured indebtedness) and will also be effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of March 31, 2026, after giving effect to this offering and the application of the net proceeds as set forth under “Use of Proceeds” in the Preliminary Prospectus, we would have had total senior debt of $64.8 billion, total junior subordinated debt of $5.5 billion, and we would have been able to incur an additional $4.3 billion of debt under our revolving credit facility.

Delivery:	DTC only – not deliverable through Euroclear and Clearstream

	Series 2026A Junior Subordinated Notes due 2057	Series 2026B Junior Subordinated Notes due 2057

Principal Amount:	$650,000,000	$1,100,000,000

Public Offering Price:	100.000% of the Principal Amount	100.000% of the Principal Amount

Maturity Date:	January 15, 2057 (unless redeemed by us as described below under “Optional Redemption”)	January 15, 2057 (unless redeemed by us as described below under “Optional Redemption”)

Coupon:	From and including the Settlement Date to, but excluding, January 15, 2032 (the “First Reset Date”), 6.550% per annum. From and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus), a per annum rate equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus), plus a spread equal to 2.336%, to be reset on each Reset Date.	From and including the Settlement Date to, but excluding, January 15, 2037 (the “First Reset Date”), 6.700% per annum. From and including the First Reset Date, during each Reset Period (as defined in the Preliminary Prospectus), a per annum rate equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent Reset Interest Determination Date (as defined in the Preliminary Prospectus), plus a spread equal to 2.219%, to be reset on each Reset Date.

Interest Payment Dates:	January 15 and July 15, beginning January 15, 2027 (subject to our right to defer interest payments as described under “Optional Interest Deferral” below)	January 15 and July 15, beginning January 15, 2027 (subject to our right to defer interest payments as described under “Optional Interest Deferral” below)

Interest Record Dates:	January 1 and July 1	January 1 and July 1

Reset Date:	The First Reset Date and January 15 of every fifth year after 2032.	The First Reset Date and January 15 of every fifth year after 2037.

CUSIP / ISIN:	29273V BM1 / US29273VBM19	29273V BN9 / US29273VBN91

Optional Interest Deferral:	The terms of each series of Notes will provide that so long as no event of default (as defined in the Preliminary Prospectus) with respect to the Notes of such series has occurred and is continuing, we may, at our option, defer interest payments on such series of Notes, from time to time, for one or more Optional Deferral Periods (as defined in the Preliminary Prospectus) applicable to such series of Notes, of up to 20 consecutive semi-annual Interest Payment Periods (as defined in the Preliminary Prospectus) applicable to such series of Notes each, except that no such Optional Deferral Period may extend beyond the final maturity date of the Notes of such series or end on a day other than the day immediately preceding an interest payment date applicable to such series of Notes. The terms of each series of Notes will also provide that no interest will be due or payable on the Notes of such series during an Optional Deferral Period, subject to certain exceptions described in the Preliminary Prospectus. With respect to each series of Notes, we may elect, at our option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the Notes of such series) and to shorten the length of any Optional Deferral Period. With respect to each series of Notes, we cannot begin a new Optional Deferral Period until we have paid all accrued and unpaid interest on the Notes of such series from any previous Optional Deferral Periods. During any Optional Deferral Period applicable to a series of Notes, interest on the applicable series of Notes will continue to accrue at the then-applicable interest rate on the Notes of such series (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes of such series). In addition, during any Optional Deferral Period, interest on the deferred interest will accrue at the then-applicable interest rate on the Notes with respect to the Notes of either series (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes of such series), compounded semi-annually, to the extent permitted by applicable law.

Certain Restrictions During an Optional Deferral Period:

During any Optional Deferral Period with respect to the Notes of either series, we (and our subsidiaries, as applicable) may not do any of the following (subject to certain exceptions described in the Preliminary Prospectus):

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declare or pay dividends or distributions on any Capital Stock (as defined in the Preliminary Prospectus);

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redeem, purchase, acquire or make a liquidation payment with respect to any of our Capital Stock;

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pay any principal, interest or premium on, or repay, repurchase or redeem, any indebtedness that ranks equally with or junior to the Notes of such series in right of payment; or

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make any payments with respect to any guarantees by us of any indebtedness if such guarantees rank equally with or junior to the Notes of such series in right of payment.

Optional Redemption:

The terms of each series of Notes will provide that at our option, we may redeem some or all of the Notes of such series before their maturity, as follows:

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in whole or from time to time in part, (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date applicable to the Notes of such series and ending on (and including) such First Reset Date and (ii) after such First Reset Date, on any applicable interest payment date, in each case at a redemption price in cash equal to 100% of the principal amount of Notes of such series to be redeemed, plus accrued and unpaid interest on the Notes to, but excluding, such redemption date (subject to certain terms described in the Preliminary Prospectus); or

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in whole, but not in part, at any time within 120 days after the occurrence of a Tax Event (as defined in the Preliminary Prospectus), at a redemption price in cash equal to 100% of the principal amount of the Notes of such series to be redeemed, plus accrued and unpaid interest on the Notes of such series to be redeemed to, but excluding, such redemption date (subject to certain terms described in the Preliminary Prospectus); or

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in whole, but not in part, at any time during the continuance of and, in any event, within 120 days after the occurrence of a Rating Agency Event (as defined in the Preliminary Prospectus), at a redemption price in cash equal to 102% of the principal amount of the Notes of such series to be redeemed, plus accrued and unpaid interest on the Notes of such series to be redeemed to, but excluding, such redemption date (subject to certain terms described in the Preliminary Prospectus).

Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Truist Securities, Inc.

Barclays Capital Inc.

BBVA Securities Inc.

BMO Capital Markets Corp.

BofA Securities, Inc.

CIBC World Markets Corp.

Credit Agricole Securities (USA) Inc.

Deutsche Bank Securities Inc.

Fifth Third Securities, Inc.

Mizuho Securities USA LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

Regions Securities LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Additional Information

The Issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Preliminary Prospectus, the base prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at http://www.sec.gov. Alternatively, you may obtain a copy of the Preliminary Prospectus and related base prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, PNC Capital Markets LLC collect at 1-855-881-0697, TD Securities (USA) LLC toll free at 1-855-495-9846 or Truist Securities, Inc. toll free at 1-800-685-4786.

This pricing term sheet supplements the Preliminary Prospectus filed by Energy Transfer LP on July 6, 2026 relating to the base prospectus dated June 5, 2024.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.